UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

On May 6, 2026 at 7:15 p.m., ICICI Bank Limited (the Bank) has received a copy of RBI letter dated the same day addressed to HDFC Bank Limited (the applicant) that it has accorded its approval to the applicant to acquire ‘aggregate holding’ of up to 9.95% of the paid-up share capital or voting rights in the Bank within one year from the date of RBI approval letter, failing which RBI approval shall stand cancelled. The approval is subject to certain conditions including compliance with the relevant statutory and regulatory provisions.

This is for your information please.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: May 7, 2026	By:		/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Leadership Team